UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

EXPLANATORY NOTE

Summons For Extraordinary General Shareholders’ Meeting

On March 6, 2026, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) (the “Company” or “Volaris”) published a summons of the extraordinary general shareholders’ meeting. The courtesy English translation of the summons is attached to this Form 6-K as Exhibit 99.1.

On March 9, 2026, the Company issued a press release titled “Volaris announces summons for extraordinary general shareholders’ meeting.” A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

Information Memorandum on Corporate Restructuring (Folleto Informativo)

On March 9, 2026, in accordance with the general provisions applicable to issuers of securities and other participants in the securities market issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), Volaris has filed with the CNBV and the Bolsa Mexicana de Valores S.A.B. de C.V. (the “BMV”) the required information memorandum (together with any exhibits thereto, “Information Memorandum”) describing its proposed business combination with Grupo Viva Aerobus, S.A. de C.V. to create a new Mexican airline group (the “Proposed Transaction”), with the objective of expanding low fare travel and connectivity within Mexico and abroad.

Volaris is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission (the “SEC”) and is therefore exempt from the proxy rules set forth in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Information Memorandum is an English translation provided for informational purposes only and has been prepared to comply with the disclosure obligations set forth in the Exchange Act. In event of any discrepancy between the translated document and the Spanish original, the original should prevail.

A copy of the Information Memorandum is attached to this Form 6-K as Exhibit 99.3 and incorporated herein by reference.

Additional Information About the Proposed Transaction and Where to Find It

The Proposed Transaction is expected to be submitted to shareholders of Volaris for their consideration. Only shareholders of Volaris’ outstanding common shares registered as of the applicable record date are entitled to vote on the Proposed Transaction. Voting will be conducted in Mexico in accordance with Mexican law and the Company’s bylaws. Holders of American Depositary Shares (ADSs), Certificados de Participación Ordinarios (CPOs), or other instruments representing common shares are not shareholders of record, do not have voting rights and are not entitled to vote on the Proposed Transaction. In connection with the Proposed Transaction, Volaris may prepare, make available and disclose, to shareholders and investors certain materials, including, as applicable, shareholder meeting documentation, proxy or information statements, prospectuses, offering materials, and other communications, which will be distributed in accordance with applicable law. If and when such materials are filed with or furnished to the SEC, the CNBV, the BMV or the Bolsa Institucional de Valores, S.A. de C.V. (“BIVA”), they will be made available free of charge on Volaris’ investor relations website, for SEC filings, at www.sec.gov, for CNBV filings, at www.gob.mx/cnbv, for BMV filings at www.bmv.com.mx, and for BIVA filings at www.biva.mx. Shareholders of Volaris are urged to read any such materials carefully if and when they become available before making any voting or investment decision. The Proposed Transaction remains subject to customary closing conditions, including receipt of applicable regulatory approvals and Volaris shareholder approvals, as described in related announcement materials.

This Form 6-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The information contained herein has not been reviewed or authorized by the SEC, CNBV, BMV or BIVA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Date: March 9, 2026	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Courtesy English translation of the call of an extraordinary general shareholders’ meeting published on March 6, 2026.

99.2	Press release dated March 9, 2026, titled “Volaris announces summons for extraordinary general shareholders’ meeting.”

99.3	Information Memorandum filed with the National Banking and Securities Commission and Bolsa Mexicana de Valores S.A.B. de C.V. on March 9, 2026.